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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A
                                (AMENDMENT NO. 5)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              ROWAN COMPANIES, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                                  75-0759420
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

     2800 POST OAK BOULEVARD                          77056-6127
          SUITE 5450
        HOUSTON, TEXAS
(Address of principal executive office)               (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                  Name of each exchange on which
         to be so registered                  each class is to be registered
         -------------------                  ------------------------------
      RIGHTS TO PURCHASE SERIES A                 NEW YORK STOCK EXCHANGE
        JUNIOR PREFERRED STOCK              PACIFIC EXCHANGE - STOCK & OPTIONS

Securities to be registered pursuant to Section 12(g) of the Act: NONE



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         On December 20, 2000, as authorized and approved by the Board of
Directors, Rowan Companies, Inc. (the "Company") and Citibank, N.A., as Rights Agent, entered into the Fourth Amendment (the "Fourth Amendment") to the Company's Rights Agreement dated February 25, 1992, as amended (the "Rights Agreement"). The Fourth Amendment amended certain provisions of the Rights Agreement, and also deleted the following provisions:

         o the requirement of a majority vote of Continuing Directors (generally, directors who are unaffiliated with an Acquiring Person and who are designated successors of existing directors) to approve certain actions; and

         o the 10-day period in which Rights are redeemable after there is an Acquiring Person.

Accordingly, this Form 8-A/A-1 amends in entirety Item 1 of the Form 8-A filed by the Company on August 6, 1997.

ITEM 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         Item 1 of the registrant's Form 8-A is hereby amended as follows:

         On February 25, 1992, the Board of Directors of the Company declared a distribution of one Preferred Stock Purchase Right ("Right") for each outstanding share of Common Stock to stockholders of record at the close of business on March 11, 1992, and for each share of Common Stock issued (including shares distributed from treasury) by the Company thereafter and prior to the Distribution Date (as defined below). Each Right entitles the registered holder, subject to the terms of the Rights Agreement relating to the Rights, to purchase from the Company one one-hundredth of a share (a "Unit") of Series A Junior Preferred Stock, par value $1.00 per share (the "Junior Preferred Stock"), at a purchase price of $75.00 per Unit, subject to adjustment (the "Purchase Price"). The Purchase Price is payable in cash or by certified or bank check or money order payable to the order of the Company. The description and terms of the Rights are set forth in the Rights Agreement, which was amended by the First Amendment to Rights Agreement, dated as of September 19, 1994 (the "First Amendment"), the Second Amendment to Rights Agreement, dated as of September 26, 1994 (the "Second Amendment"), the Third Amendment to Rights Agreement, dated as of July 24, 1997 (the "Third Amendment"), and the Fourth Amendment to Rights Agreement, dated as of December 20, 2000.

         Initially, the Rights will attach to all certificates representing shares of outstanding Common Stock, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and the date of distribution of the certificates evidencing the Rights (the "Distribution Date") will occur upon the earlier of (i) ten days following the earlier of (x) the first date of a public announcement and (y) the first date on which the Company has actual knowledge of a filing of a report pursuant to Section 13(d) or 13(f) of the Securities Exchange Act of 1934, as amended (the date of such announcement or knowledge of a filing being the "Stock Acquisition Date"), reflecting that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the

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 Company or such subsidiary) (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Common Stock, or (ii) ten days following the commencement of, or first public announcement of the intention to commence, a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of the then outstanding shares of Common Stock. The Fourth Amendment amended the definition of Acquiring Person to provide certain exceptions for inadvertent acquisitions of the Company's Common Stock, if certain conditions are met. Until the Distribution Date, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after March 11, 1992 (also including shares distributed from treasury) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 25, 2002, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

         In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Common Stock shall remain outstanding, (ii) a person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement or
(iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization), then, in each such case, each holder of a Right will thereafter have the right to receive, upon exercise, Units of Junior Preferred Stock (or, in certain circumstances, Common Stock, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units of Junior Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will be null and void.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation (other than a merger described in the preceding paragraph), (ii) any person consolidates or merges with the Company and all or part of the Common Stock is converted or exchanged for securities, cash or property of any other person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the Right.

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         The Purchase Price payable, and the number of Units of Junior Preferred
Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Stock,
(ii) if holders of the Junior Preferred Stock are granted certain rights or warrants to subscribe for Junior Preferred Stock or convertible securities at less than the current market price of the Junior Preferred Stock or (iii) upon the distribution to the holders of the Junior Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Units. In lieu thereof, an adjustment in cash may be made based on the market price of the Junior Preferred Stock prior to the date of exercise.

         At any time until the close of business on the Stock Acquisition Date, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), payable, at the election of the Board of Directors, in cash or shares of Common Stock. Immediately upon the action of the Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         At any time after a person first becomes an Acquiring Person and until the Acquiring Person becomes the beneficial owner of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights, in whole or in part (except for Rights of an Acquiring Person), for shares of Common Stock at an exchange ratio of one share for each Right.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights should not interfere with a merger or other business combination approved by the Company, because, as described above, the Rights are redeemable under certain circumstances.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         Any of the provisions of the Rights Agreement may be amended at any time when the rights are then redeemable. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, at such time as any Person becomes an Acquiring Person, that no amendment may be adopted that would cause the Rights Agreement again to become amendable, or extend the period for redemption of the Rights, or otherwise provide for the redemption of the Rights, or provide for an earlier Final Expiration Date, or decrease the Redemption Price, or change the Purchase Price, or change the number of Units of Junior Preferred Stock for which a Right is exercisable.

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         The Units of Junior Preferred Stock that may be acquired upon exercise of the Rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company.

         Each Unit of Junior Preferred Stock will have a minimum preferential quarterly dividend rate of $0.01 per Unit but will, in any event, be entitled to a dividend equal to the per share dividend declared on the Common Stock.

         In the event of liquidation, the holder of a Unit of Junior Preferred Stock will receive a preferred liquidation payment equal to the greater of $.01 per Unit or the per share amount paid in respect of a share of Common Stock.

         Each Unit of Junior Preferred Stock will have one vote, voting together with the Common Stock. The holders of Units of Junior Preferred Stock, voting as a separate class, shall be entitled to elect two directors if dividends on the Junior Preferred Stock are in arrears for six fiscal quarters.

         In the event of any merger, consolidation or other transaction in which shares of Company Common Stock are exchanged, each Unit of Junior Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Common Stock.

         The rights of holders of the Junior Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

         Because of the nature of the Junior Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Junior Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Common Stock.

         The Rights Agreement, as amended and in effect prior to the adoption of the Fourth Amendment (including the forms of the Right Certificate, Summary of Rights and Certificate of Designation for the Junior Preferred Stock attached thereto as Exhibits A, B and C thereto, respectively), the First Amendment, the Second Amendment, the Third Amendment, and the Fourth Amendment, setting forth the terms of the Rights and the Junior Preferred Stock, are filed as exhibits hereto. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits.

ITEM 2.           EXHIBITS

         The following exhibits to this Registration Statement on Form 8-A/A, which constitute all the constituent instruments defining the rights of the holders of the Company's Common Stock, including any contracts or other documents which limit or qualify the rights of such holders, are either filed herewith or are incorporated by reference from the documents specified, which have been filed with the Securities and Exchange Commission.

         1. Rights Agreement, dated as of February 25, 1992, between the Company and Citibank, N.A., as Rights Agent (the "Rights Agreement"), which includes exhibits as follows: Exhibit A - Form of Rights Certificate; Exhibit B - Summary

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                  of Rights to Purchase Junior Preferred Stock and Exhibit
                  C - Certificate of Designation of Series A Junior Preferred Stock. (Incorporated by reference to Exhibit 1 to the Company's Form 8-A, dated March 2, 1992.)


         2. First Amendment, dated as of September 19, 1994, to the Rights Agreement. (Incorporated by reference to Exhibit 2 to the Company's Form 8-A/A, dated March 24, 1995.)

         3. Second Amendment, dated as of September 26, 1994, to the Rights Agreement. (Incorporated by reference to Exhibit 3 to the Company's Form 8-A/A, dated March 24, 1995.)

         4. Third Amendment, dated as of July 24, 1997, to the Rights Agreement. (Incorporated by reference to Exhibit 4 to the Company's Form 8-A/A-1, dated August 6, 1997.)

         5. Fourth Amendment, dated as of December 20, 2000, to the Rights Agreement (filed herewith).

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Amendment No. 5 to the Company's Registration Statement on Form 8-A/A to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ROWAN COMPANIES, INC.


                                            By: /s/ E. E. THIELE
                                                E. E. Thiele
                                                Senior Vice President - Finance,
                                                Administration and Treasurer


Dated: December 22, 2000


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                                  EXHIBIT INDEX

     EXHIBIT
     NUMBER       DESCRIPTION
     -------      -----------
         1.       Rights Agreement, dated as of February 25, 1992, between the
                  Company and Citibank, N.A., as Rights Agent (the "Rights
                  Agreement"), which includes exhibits as follows: Exhibit A -
                  Form of Rights Certificate; Exhibit B - Summary of Rights to
                  Purchase Junior Preferred Stock and Exhibit C - Certificate of
                  Designation of Series A Junior Preferred Stock. (Incorporated
                  by reference to Exhibit 1 to the Company's Form 8-A, dated
                  March 2, 1992.)

         2.       First Amendment, dated as of September 19, 1994, to the Rights
                  Agreement. (Incorporated by reference to Exhibit 2 to the Company's Form 8-A/A, dated March 24, 1995.)

         3.       Second Amendment, dated as of September 26, 1994, to the
                  Rights Agreement. (Incorporated by reference to Exhibit 3 to the Company's Form 8-A/A, dated March 24, 1995.)

         4.       Third Amendment, dated as of July 24, 1997, to the Rights
                  Agreement. (Incorporated by reference to Exhibit 4 to the Company's Form 8-A/A-1, dated August 6, 1997.)

         5.       Fourth Amendment dated as of December 20, 2000, to the Rights
                  Agreement (filed herewith).